Loblaw®
COMPANIES LIMITED

Q1

Loblaw Companies Limited
First Quarter 2004
Report to Shareholders
12 Weeks Ended March 27, 2004

Contents

FORWARD-LOOKING STATEMENTS

This Quarterly Report for Loblaw Companies Limited and its subsidiaries (collectively, the "Company" or "Loblaw"), including the Management's Discussion and Analysis ("MD&A"), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationships with its suppliers, pricing pressures and other competitive factors, the availability and costs of fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risks and Risk Management section of the MD&A included in the Company's 2003 Annual Report. Consequently, actual results and events may vary significantly from those included in, contemplated by or implied by such forward-looking statements. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from such forward-looking statements.

Report to Shareholders

Loblaw Companies Limited is pleased to report first quarter basic net earnings per common share of 64 cents, an increase of 16.4% over the 55 cents reported last year. Sales for the quarter increased 5.6% to $5.7 billion from $5.4 billion in 2003 with same-store sales improving 2.0%. Loblaw enjoyed strong improvements in national food market share during the quarter, in a marketplace with some regional food price deflation.

Operating income increased 13.3% to $306 million for the first quarter of 2004, compared to $270 million in 2003. Operating margin for the quarter improved to 5.4% from 5.0% in the comparable period of 2003. Included in this quarter's results was a charge of $7 million (2003 – $2 million) for stock-based compensation net of the impact of the equity forwards, which resulted in a decrease to reported operating income growth of approximately 2% compared to the same period of 2003. The interest expense increase over the first quarter of the prior year was reflective of higher average borrowing levels. The effective income tax rate decreased as a result of the federal statutory income tax rate decline and the successful resolution in the quarter of certain previous year's income tax matters of $14 million, offset somewhat by the net $5 million income tax expense related to stock-based compensation and the associated equity forwards.

Loblaw continued to successfully execute its strategic initiatives, improving its cost base and its consumer value proposition and positioning itself for sustainable future growth. Good progress continued on the roll out of non-food categories in conjunction with a solid capital investment program across the country. The retail landscape in Canada continues to be very competitive in all markets.

During the first quarter, the *President's Choice Financial* MasterCard and the *PC* points rewards program became truly national initiatives as a result of the successful launch into the province of Quebec.

The outlook for the remainder of the year is for continued good growth in sales and net earnings, constrained by food price deflation in certain markets. Loblaw strives to meet the food and everyday household needs of its customers, as it makes appropriate long term strategic investments while participating in Canada's changing retail landscape.

W. Galen Weston
CHAIRMAN

John A. Lederer
PRESIDENT

Toronto, Canada
May 4, 2004

Management's Discussion and Analysis

The following Management's Discussion and Analysis ("MD&A") for Loblaw Companies Limited and its subsidiaries (collectively, the "Company" or "Loblaw") should be read in conjunction with the Company's 2004 unaudited interim period consolidated financial statements and the accompanying notes included on pages 12 to 19 of this Quarterly Report and the audited annual consolidated financial statements and the accompanying notes for the year ended January 3, 2004 and the related annual MD&A included in the Company's 2003 Annual Report. The Company's 2004 unaudited interim period consolidated financial statements and the accompanying notes have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars. A glossary of terms used throughout this Quarterly Report can be found on page 66 of the Company's 2003 Annual Report. In addition, this Quarterly Report includes the following terms: rolling year return on average total assets which is defined as operating income for the latest four quarters divided by average total assets excluding cash, cash equivalents and short term investments and rolling year return on average shareholders' equity which is defined as net earnings available to common shareholders for the latest four quarters divided by average total common shareholders' equity. The information in this MD&A is current to May 4, 2004, unless otherwise noted.

RESULTS OF OPERATIONS

Loblaw realized basic net earnings per common share of 64 cents for the first quarter of 2004, an increase of 16.4% over the 55 cents earned in 2003. The impact of improved sales and operating margins over the same quarter last year was partially offset by an increase in interest expense. The effective income tax rate decreased in the quarter due to the federal statutory income tax rate decline and the successful resolution of certain previous year's income tax matters of $14 million, offset somewhat by the net $5 million income tax expense related to stock-based compensation and the associated equity forwards.

Sales Sales for the first quarter increased 5.6%, to $5.7 billion, from $5.4 billion in 2003 with all regions across the country experiencing sales growth over the prior year.

The increase in sales resulted from a 2.0% same-store sales growth in the quarter and, during the latest four quarters, an increase of 2.3 million square feet of net retail square footage related to the opening of 62 new corporate and franchised stores and the closure of 63 stores, inclusive of stores which have undergone conversions and major expansions. During the first quarter of 2004, 12 new corporate and franchised stores were opened and 17 stores were closed resulting in a net increase of .5 million square feet or 1.2%. National food price inflation has declined from 1%-2% in 2003 to a nominal amount in 2004, with some markets experiencing food price deflation. Volumes through the stores increased consistently with sales with some minor impact from shifts in product mix. Non-food retail sales growth continued to outpace that of food retail sales growth in the quarter.

Operating Income Operating income for the first quarter increased $36 million, or 13.3% from last year, to $306 million. Operating margin improved to 5.4% from 5.0% in 2003. EBITDA margin (see Non-GAAP Financial Measures on pages 10 and 11) improved to 7.1% from 6.6% in 2003. The net improvement in operating margins resulted from efficiency improvements in supply chain and store operations and from leveraging fixed costs in stores opened during the last several years. These improvements were partially offset by a $7 million (2003 – $2 million) charge for stock-based compensation net of the impact of the equity forwards due to the decline of the Company's market price per common share from year end. Gross margin dollars increased proportionately to the overall sales increase. The gross margin percentage remained essentially unchanged with the comparable period in 2003. The investment in lower selling prices was offset by the improvement in inventory shrinkage and buying synergies.

Interest Expense For the first quarter, interest expense increased $16 million, or 42.1%, to $54 million from $38 million in 2003. Interest on long term debt increased $8 million to $66 million as a result of an increase in average long term borrowing levels. The increase in average long term borrowing levels for the quarter reflects the impact of the $655 million of Medium Term Notes ("MTN") issued during 2003 in addition to the $200 million of MTN issued during the current quarter, net of $100 million of MTN repaid in 2003. Other long term interest includes the net positive effect of the Company's interest rate swaps, cross currency basis swaps and equity forwards of $8 million (2003 – $11 million). During the first quarter, $5 million (2003 – $8 million) of interest expense was capitalized to fixed assets.

Income Taxes Loblaw's effective income tax rate decreased to 30.2% compared to 34.9% in 2003 as a result of the declining Canadian federal income tax rate and successful resolution in the quarter of certain previous year's income tax matters of $14 million which were partially offset by the net $5 million income tax expense related to stock-based compensation and the associated equity forwards.

Net Earnings Net earnings for the first quarter increased $25 million, or 16.6%, to $176 million from $151 million in 2003. Basic net earnings per common share, for the first quarter, increased 9 cents, or 16.4%, to 64 cents from 55 cents in 2003.

FINANCIAL CONDITION

Financial Ratios In line with 2003, Loblaw continued to maintain a consistent financial position into the first quarter of 2004. The net debt to equity ratio (see Non-GAAP Financial Measures on pages 10 and 11) of .84:1 for the first quarter of 2004 compared to .80:1 in the same period of 2003 and to .78:1 at year end 2003. The increase in the first quarter in the net debt to equity ratio from the comparable period in 2003 resulted from the decrease in United States dollar denominated cash, cash equivalents and short term investments due to the appreciation of the Canadian dollar. The net debt to equity ratio at the end of the first quarter is typically higher than year end due to cyclical fluctuations in working capital. Consistent with prior years' trends, Loblaw expects the net debt to equity ratio to improve throughout the remainder

of the year. Shareholders' equity increased $116 million from year end, or 2.5%, to $4.8 billion. The interest coverage ratio declined to 5.7 times compared to 7.1 times in the first quarter of 2003 due to higher interest expense. This is expected to improve over the year as the operating income benefits of the capital investment program start to offset the incremental interest expense.

The success of Loblaw's capital investment program is demonstrated by the rolling year return on average total assets (see Non-GAAP Financial Measures on pages 10 and 11) at the end of the first quarter of 2004, increasing to 14.1% compared to 14.0% for the comparable period of 2003 and to 13.9% at year end 2003. The rolling year return on average shareholders' equity at the end of the first quarter, increased to 19.3% compared to 19.2% for the comparable period of 2003 and to 19.1% at year end 2003.

Common Dividends As declared by Loblaw's Board of Directors, a quarterly dividend of 19 cents per common share was paid on April 1, 2004. The quarterly dividend increased by approximately 27% over the prior year.

Outstanding Share Capital The Company's outstanding share capital is comprised of common shares. An unlimited number of common shares is authorized and 274.7 million common shares were outstanding at quarter end. Subsequent to quarter end, Loblaw purchased for cancellation 396,600 of its common shares for $24 million pursuant to its Normal Course Issuer Bid ("NCIB"), resulting in 274.3 million common shares outstanding as at April 28, 2004. Further information on the Company's outstanding share capital is provided in Note 7 to the unaudited interim period consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows used in Operating Activities First quarter cash flows used in operating activities were $206 million compared to $179 million in the comparable period of 2003. This change resulted mainly from an increased investment in non-food inventory, partially offset by higher net earnings before depreciation.

On an annual basis, the cash flows from operating activities are expected to fund a substantial portion of Loblaw's 2004 funding requirements including its planned capital investment program of approximately $1.4 billion. The investment in non-cash working capital is expected to decline and net earnings before depreciation are expected to increase throughout the remainder of the year.

Cash Flows used in Investing Activities First quarter cash flows used in investing activities were $145 million compared to $134 million in 2003.

Capital investment, for the first quarter, amounted to $196 million (2003 – $173 million) as Loblaw continues its commitment to maintain and renew its asset base and invest for growth across Canada.

In the first quarter, President's Choice Bank, a wholly owned subsidiary of the Company, securitized $55 million (2003 – $79 million) of credit card receivables, under its securitization program. The securitization yielded a minimal gain based on the assumptions disclosed in Note 6 of the consolidated financial statements included in the Company's 2003 Annual Report.

Cash Flows from Financing Activities First quarter cash flows from financing activities were $393 million compared to $410 million in 2003. During the quarter, Loblaw issued $200 million of 6.15% MTN due 2035 under its 2003 Base Shelf Prospectus.

During the quarter, Loblaw renewed its NCIB to purchase on the Toronto Stock Exchange or enter into equity derivatives to purchase up to 13,734,830 of its common shares, representing approximately 5% of the common shares outstanding. Loblaw, in accordance with the rules and by-laws of the Toronto Stock Exchange, may purchase its shares at the then market prices of such shares.

During the quarter, Loblaw purchased for cancellation 132,400 of its common shares for $8 million pursuant to its NCIB. Subsequent to quarter end, Loblaw purchased for cancellation 396,600 of its common shares for $24 million pursuant to its NCIB.

QUARTERLY RESULTS OF OPERATIONS

The following is a summary of selected consolidated financial information derived from the Company's unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. This information was prepared in accordance with Canadian GAAP and was reported in Canadian dollars. Each of the quarters presented were 12 weeks in duration except for the third quarter which was 16 weeks in duration for each of 2003 and 2002 and the fourth quarter of 2003 which was 13 weeks in duration due to the 53 week fiscal year in 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Summary of Quarterly Results (unaudited)

	First Quarter		Fourth Quarter		Third Quarter		Second Quarter	
($ millions except where otherwise noted)	2004	2003	2003	2002	2003	2002	2003	2002
Sales	$ 5,677	$ 5,376	$ 6,373	$ 5,645	$ 7,673	$ 7,178	$ 5,798	$ 5,308
Net earnings	$ 176	$ 151	$ 294	$ 265	$ 218	$ 188	$ 182	$ 149
Net earnings per common share								
Basic ($)	$ 0.64	$ 0.55	$ 1.07	$ 0.96	$ 0.79	$ 0.68	$ 0.66	$ 0.54
Diluted ($)	$ 0.64	$ 0.55	$ 1.06	$ 0.95	$ 0.79	$ 0.68	$ 0.65	$ 0.53

Sales growth and same-store sales growth in 2004 have been impacted by pricing activity and food price deflation. Operating efficiency improvements in the first quarter and a decline in the income tax expense have contributed to the increase in net earnings, offset by increased interest expense due to higher average borrowing levels.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. Management continually evaluates the estimates and assumptions it uses. These estimates and assumptions are based on management's historical experience, best knowledge of current events and conditions and activities that the Company may undertake in the future. Actual results could differ from these estimates.

The estimates and assumptions described in this section depend upon subjective or complex judgments about matters that may be uncertain and changes in these estimates and assumptions could materially impact the consolidated financial statements.

Pension, Post-Retirement and Post-Employment Benefits Certain estimates and assumptions are used in actuarially determining the Company's defined pension and other benefit plans expense and accrued benefit plan obligations. These estimates and assumptions include management's best estimate of the expected long term rate of return on plan assets, salary escalation, retirement ages, expected growth of health care costs and discount rates. Market values are used to value benefit plan assets.

Three significant assumptions used to calculate the pension and other benefit plans expense and the related benefit obligations are the discount rate, the expected long term rate of return on plan assets and the expected growth rate of health care costs. These assumptions depend on various underlying factors such as economic conditions, investment performance, employee demographics and mortality rates. These assumptions may change in the future and may result in material changes in the pension and other benefit plans expense, and in accrued benefit plan assets and liabilities and could therefore materially

affect the Company's operating income and consolidated balance sheet. The magnitude of any immediate impact however is mitigated by the fact that net actuarial gains and losses in excess of more than 10% of the greater of the accrued benefit plan obligation and the market value of the benefit plan assets are amortized on a straight-line basis over the average remaining service period of the active employees. Changes in financial market returns and interest rates could also result in changes in funding requirements for the Company's defined benefit pension plans.

The discount rate is based on current market interest rates, assuming a portfolio of Corporate AA bonds with terms to maturity that, on average, match the terms of the obligation. The appropriate discount rate is determined at September 30 every year. For 2004, the discount rate for pension benefit plans and other benefit plans expense was 6.25% and 6.0% respectively and compared to 6.5% and 6.2% respectively in 2003. The expected long term rate of return on plan assets for pension benefit plans for each of 2004 and 2003 was 8.0%. The expected growth rate in health care costs was based on external data and the Company's own historical trends for health care costs and was, in 2004, consistent with that of 2003. A table illustrating the sensitivity of a 1% change in each of these significant assumptions on the accrued benefit plan obligations and the benefit plan expense for pension and other benefit plans is included on page 38 in the MD&A section of the Company's 2003 Annual Report.

Goodwill Goodwill is not amortized and is assessed for impairment at the reporting unit level at least annually. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, potential goodwill impairment has been identified and must be quantified by comparing the estimated fair value of the reporting unit's goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in operating income.

The Company determines the fair value of its reporting units using a discounted cash flow model corroborated by other valuation techniques such as market multiples. The process of determining these fair values requires management to make estimates and assumptions including, but not limited to projected future sales, earnings and capital investment, discount rates and terminal growth rates. Projected future sales, earnings and capital investment are consistent with strategic plans presented to the Company's Board of Directors. Discount rates are based on an industry weighted average cost of capital. These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies.

Based on the analysis performed to date, the fair value of each of the reporting units exceeded its carrying value, therefore no goodwill impairment was identified.

Income Taxes Future income tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying values of assets and liabilities and their respective income tax bases. Future income tax assets or liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The calculation of current and future income taxes requires management to make estimates and assumptions and to exercise a certain amount of judgment. The financial statement carrying values of assets and liabilities are subject to accounting estimates inherent in those balances. The income tax bases of assets and liabilities are based upon the interpretation of income tax legislation across various jurisdictions. The current and future income tax assets and liabilities are also impacted by expectations about future operating results and the timing of reversal of temporary differences as well as possible audits of tax filings by the regulatory authorities. Management believes it has adequately provided for income taxes based on current available information.

Changes or differences in these estimates or assumptions may result in changes to the current or future income tax balances on the consolidated balance sheet, a charge or credit to income tax expense and may result in cash payments or receipts.

ACCOUNTING STANDARDS IMPLEMENTED IN 2004

Effective January 4, 2004, the Company implemented the following accounting standards issued by the Canadian Institute of Chartered Accountants:

- Section 3063, "Impairment of Long-lived Assets", addresses the recognition, measurement and disclosure of impairment of long-lived assets held-for-use. Long-lived assets are reviewed for impairment when events or circumstances indicate that their carrying value exceeds the sum of the undiscounted cash flows expected from their use and eventual disposal. An impairment loss is measured as the amount by which the long-lived assets' carrying value exceeds the fair value. Accordingly, the Company reviews long-lived assets for impairment annually. Asset groups are reviewed for impairment at their lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. For purposes of annually reviewing store assets for impairment, store net cash flows are grouped together by primary market areas where cash flows are largely dependent on each other. Primary markets refer to regional areas where the Company operates a number of store formats within close proximity of each other. If an indicator of impairment, such as sustained negative operating cash flows exists, then an estimate of undiscounted future cash flows of each such store is prepared and compared to its carrying value. If store assets are determined to be impaired, the impairment loss is measured as the excess of the carrying value over its fair value. In addition, the Company evaluates the carrying value of

the store assets whenever events or changes in circumstances indicate that the carrying value of assets may not be recoverable. These events or changes in circumstances include a commitment to close, relocate or convert a store where the carrying value of its assets is greater than the expected future cash flows.

The standard was applied prospectively with no material impact on the financial condition or results of operations.

- Accounting guideline ("AcG") 13, "Hedging Relationships", addresses the identification, designation, documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting and provides guidance with respect to the discontinuance of hedge accounting. Financial derivative instruments not designated within an AcG 13 compliant hedging relationship are measured at fair value with changes in fair value recorded in the consolidated statement of earnings in accordance with the Emerging Issues Committee Abstract 128, "Accounting for Trading Speculative or Non-Hedging Derivative Financial Instruments".

  Pursuant to the requirements of AcG 13, the Company has formally identified and documented the following hedging relationships: cross currency basis swaps and interest rate swaps as cash flow hedges against its exposure to fluctuations in the foreign currency exchange rate and interest rates on a portion of its United States dollar denominated assets, principally cash equivalents and short term investments; the electricity forward contract as a cash flow hedge of price volatility of the Company's electricity costs in Ontario, Canada; and interest rate swaps as a cash flow hedge of the variable interest rate exposure on commercial paper. The effectiveness tests were also performed to establish that both at inception and prospectively the hedging relationships will be effective. The accounting policies for hedging relationships that meet the requirements prescribed by AcG 13, are consistent with those described in the notes to the Company's audited annual consolidated financial statements for the year ended January 3, 2004.

  Hedging relationships that ceased to be eligible for hedge accounting under AcG 13 were discontinued as of January 4, 2004. The financial derivative instruments in these hedging relationships which were previously recorded on an accrual basis were fair valued as of January 4, 2004 and the resulting fair value loss was deferred and will be amortized over the original hedge term of approximately three years. The resulting impact on the financial condition and results of operation was not material. Subsequent changes in the fair value of these financial derivative instruments will be recognized in interest expense prospectively.

- Section 3110, "Asset Retirement Obligations", establishes standards for the recognition, measurement and disclosure of legal obligations associated with the costs to retire long-lived assets. A liability associated with the retirement of long-lived assets is recorded in the period in which the legal obligation is incurred at its estimated fair value and a corresponding asset is capitalized as part of the related asset and depreciated over its useful life. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted to reflect the passage of time and changes in the estimated future costs underlying the obligation.

  Accordingly, the Company has recognized a discounted liability associated with obligations arising from specific provisions in certain lease agreements regarding the exiting of leased properties at the end of the respective lease terms. The standard was implemented retroactively with restatement of the prior period consolidated financial statements. The cumulative effect of implementation was a decrease to opening retained earnings for 2003 of $4 million (net of future income taxes recoverable of $2 million), an increase in fixed assets of $2 million and an increase in other liabilities of $8 million. The impact on net earnings for each of 2003 and 2004 was not material.

OUTLOOK

Loblaw expects continued good growth in sales and net earnings, constrained by food price deflation in certain markets, and to maintain a solid financial position and good cash flow generation while continuing its planned 2004 capital investment program of approximately $1.4 billion.

ADDITIONAL INFORMATION

Additional financial information, including the Company's Annual Information Form, has been filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) and is available online at www.sedar.com.

NON-GAAP FINANCIAL MEASURES

The Company reports its financial results in accordance with Canadian GAAP. However, the Company has included certain non-GAAP financial measures and ratios which it believes provide useful information to both management and readers of this Quarterly Report in measuring the financial performance and financial condition of the Company. These measures do not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similarly titled measures presented by other publicly traded companies, nor should they be construed as an alternative to other financial measures determined in accordance with Canadian GAAP.

EBITDA The Company believes EBITDA is useful as an indicator of its operational performance and its ability to generate cash flows to fund its cash requirements, including the Company's capital investment program. The following table reconciles EBITDA to Canadian GAAP measures reported in the unaudited consolidated statements of earnings for the periods ended March 27, 2004 and March 22, 2003, respectively:

($ millions)	2004 (12 weeks)	2003 (12 weeks)
Operating income	$ 306	$ 270
Depreciation	99	86
EBITDA	$ 405	$ 356

Net Debt The Company calculates net debt as the sum of long term debt and short term debt less cash, cash equivalents and short term investments and believes this measure is useful in evaluating the amount of leverage employed by the Company. The following table reconciles net debt used in the net debt to equity ratio to Canadian GAAP measures reported in the unaudited consolidated balance sheets as at March 27, 2004, and March 22, 2003, respectively:

($ millions)	2004	2003
Commercial paper	$ 845	$ 818
Long term debt due within one year	307	106
Long term debt	3,958	3,617
Less: Cash and cash equivalents	669	883
Short term investments	388	315
Net debt	$ 4,053	$ 3,343

Total Assets The Company uses the return on average total assets ratio to measure the performance of operating assets and therefore excludes cash, cash equivalents and short term investments from the total assets used in this ratio. The Company believes this results in a more accurate measure of the performance of its operating assets. The following table reconciles total assets used in the return on average total assets measure to Canadian GAAP measures reported in the unaudited consolidated balance sheets as at March 27, 2004, and March 22, 2003, respectively:

($ millions)	2004	2003 restated (1)
Total assets	$ 12,353	$ 11,263
Less: Cash and cash equivalents	669	883
Short term investments	388	315
Total assets	$ 11,296	$ 10,065

(1) See Note 1 to the unaudited interim period consolidated financial statements.

Consolidated Statements of Earnings

For the periods ended March 27, 2004 and March 22, 2003 (unaudited) ($ millions except where otherwise indicated)	2004 (12 weeks)	2003 (12 weeks)
SALES	$ 5,677	$ 5,376
OPERATING EXPENSES		
Cost of sales, selling and administrative expenses	5,272	5,020
Depreciation	99	86
	5,371	5,106
OPERATING INCOME	306	270
Interest Expense (note 2)	54	38
EARNINGS BEFORE INCOME TAXES	252	232
Income Taxes (note 3)	76	81
NET EARNINGS	$ 176	$ 151
NET EARNINGS PER COMMON SHARE ($)		
Basic and diluted	$ .64	$ .55

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Statements of Retained Earnings

For the periods ended March 27, 2004 and March 22, 2003 (unaudited) ($ millions except where otherwise indicated)	2004 (12 weeks)	2003 (12 weeks)
RETAINED EARNINGS, BEGINNING OF PERIOD AS PREVIOUSLY REPORTED	$ 3,538	$ 2,929
Impact of implementing new accounting standard (note 1)	(4)	(4)
RETAINED EARNINGS, BEGINNING OF PERIOD AS RESTATED	$ 3,534	$ 2,925
Net earnings	176	151
Premium on common shares purchased for cancellation (note 7)	(8)	(38)
Dividends declared per common share – 19¢ (2003 – 15¢)	(52)	(41)
RETAINED EARNINGS, END OF PERIOD	$ 3,650	$ 2,997

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Balance Sheets

As at March 27, 2004 and January 3, 2004 ($ millions)	2004 (unaudited)	2003 restated (note 1)
ASSETS		
Current Assets		
Cash and cash equivalents	$ 669	$ 618
Short term investments	388	378
Accounts receivable	573	588
Inventories	1,841	1,778
Future income taxes	92	92
Prepaid expenses and other assets	33	31
Total Current Assets	3,596	3,485
Fixed Assets	6,511	6,424
Goodwill (note 5)	1,615	1,607
Future Income Taxes	3	7
Other Assets	628	656
TOTAL ASSETS	$ 12,353	$ 12,179
LIABILITIES		
Current Liabilities		
Bank indebtedness		$ 38
Commercial paper	$ 845	603
Accounts payable and accrued liabilities	1,948	2,227
Income taxes	65	140
Long term debt due within one year (note 6)	307	106
Total Current Liabilities	3,165	3,114
Long Term Debt (note 6)	3,958	3,956
Future Income Taxes	149	136
Other Liabilities	237	245
TOTAL LIABILITIES	7,509	7,451
SHAREHOLDERS' EQUITY		
Common Share Capital (note 7)	1,194	1,194
Retained Earnings	3,650	3,534
TOTAL SHAREHOLDERS' EQUITY	4,844	4,728
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 12,353	$ 12,179

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Cash Flow Statements

For the periods ended March 27, 2004 and March 22, 2003 (unaudited) ($ millions)	2004 (12 weeks)	2003 (12 weeks)
OPERATING ACTIVITIES		
Net earnings	$ 176	$ 151
Depreciation	99	86
Future income taxes	18	
Change in non-cash working capital	(526)	(419)
Other	27	3
CASH FLOWS USED IN OPERATING ACTIVITIES	(206)	(179)
INVESTING ACTIVITIES		
Fixed asset purchases	(196)	(173)
Short term investments	(5)	(25)
Proceeds from fixed asset sales	8	7
Credit card receivables, after securitization	60	81
Franchise investments and other receivables	1	(18)
Other	(13)	(6)
CASH FLOWS USED IN INVESTING ACTIVITIES	(145)	(134)
FINANCING ACTIVITIES		
Bank indebtedness	(38)	
Commercial paper	242	285
Long term debt – Issued (note 6)	200	200
– Retired	(1)	(1)
Common share capital – Issued		1
– Retired (note 7)	(8)	(41)
Dividends		(33)
Other	(2)	(1)
CASH FLOWS FROM FINANCING ACTIVITIES	393	410
Effect of foreign currency exchange rate changes on cash and cash equivalents	9	(37)
Change in Cash and Cash Equivalents	51	60
Cash and Cash Equivalents, Beginning of Period	618	823
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 669	$ 883

See accompanying notes to the unaudited interim period consolidated financial statements.

Notes to the Unaudited Interim Period Consolidated Financial Statements

NOTE 1. BASIS OF PRESENTATION

The unaudited interim period consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and follow the same accounting policies and methods of application with those used in the preparation of the audited annual consolidated financial statements for the year ended January 3, 2004 except as described below. Under Canadian GAAP, additional disclosure is required in annual financial statements and accordingly the unaudited interim period consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company's 2003 Annual Report.

Effective January 4, 2004, the Company implemented the following new accounting standards issued by the Canadian Institute of Chartered Accountants:

Fixed Assets Section 3063, "Impairment of Long-lived Assets", addresses the recognition, measurement and disclosure of impairment of long-lived assets held-for-use. Long-lived assets are reviewed for impairment when events or circumstances indicate that their carrying value exceeds the sum of the undiscounted cash flows expected from their use and eventual disposal. An impairment loss is measured as the amount by which the long-lived assets' carrying value exceeds the fair value. Accordingly, the Company reviews long-lived assets for impairment annually. Asset groups are reviewed for impairment at their lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. For purposes of annually reviewing store assets for impairment, store net cash flows are grouped together by primary market areas where cash flows are largely dependent on each other. Primary markets refer to regional areas where the Company operates a number of store formats within close proximity of each other. If an indicator of impairment, such as sustained negative operating cash flows exists, then an estimate of undiscounted future cash flows of each such store is prepared and compared to its carrying value. If store assets are determined to be impaired, the impairment loss is measured as the excess of the carrying value over its fair value. In addition, the Company evaluates the carrying value of the store assets whenever events or changes in circumstances indicate that the carrying value of assets may not be recoverable. These events or changes in circumstances include a commitment to close, relocate or convert a store where the carrying value of its assets is greater than the expected future cash flows.

The standard was applied prospectively with no material impact on the financial condition or results of operations.

Financial Derivative Instruments Accounting guideline ("AcG") 13, "Hedging Relationships", addresses the identification, designation, documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting and provides guidance with respect to the discontinuance of hedge accounting. Financial derivative instruments not designated within an AcG 13 compliant hedging relationship are measured at fair value with changes in fair value recorded in the consolidated statement of earnings in accordance with the Emerging Issues Committee Abstract 128, "Accounting for Trading Speculative or Non-Hedging Derivative Financial Instruments".

Pursuant to the requirements of AcG 13, the Company has formally identified and documented the following hedging relationships: cross currency basis swaps and interest rate swaps as cash flow hedges against its exposure to fluctuations in the foreign currency exchange rate and interest rates on a portion of its United States dollar denominated assets, principally cash equivalents and short term investments; the electricity forward contract as a cash flow hedge of price volatility of the Company's electricity costs in Ontario, Canada; and interest rate swaps as a cash flow hedge of the variable interest rate exposure on commercial paper. The effectiveness tests were also performed to establish that both at inception and prospectively the hedging relationships will be effective. The accounting policies for hedging relationships that meet the requirements prescribed by AcG 13, are consistent with those described in the Company's audited annual consolidated financial statements for the year ended January 3, 2004.

Hedging relationships that ceased to be eligible for hedge accounting under AcG 13 were discontinued as of January 4, 2004. The financial derivative instruments in these hedging relationships which were previously recorded on an accrual basis were fair valued as of January 4, 2004 and the resulting fair value loss was deferred and will be amortized over the original hedge term of approximately three years. The resulting impact on the financial condition and results of operation was not material. Subsequent changes in the fair value of these financial derivative instruments will be recognized in interest expense prospectively.

Asset Retirement Obligations Section 3110, "Asset Retirement Obligations", establishes standards for the recognition, measurement and disclosure of legal obligations associated with the costs to retire long-lived assets. A liability associated with the retirement of long-lived assets is recorded in the period in which the legal obligation is incurred at its estimated fair value and a corresponding asset is capitalized as part of the related asset and depreciated over its useful life. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted to reflect the passage of time and changes in the estimated future costs underlying the obligation.

Accordingly, the Company has recognized a discounted liability associated with obligations arising from specific provisions in certain lease agreements regarding the exiting of leased properties at the end of the respective lease terms. The standard was implemented retroactively with restatement of the prior period consolidated financial statements. The cumulative effect of implementation was a decrease to opening retained earnings for 2003 of $4 million (net of future income taxes recoverable of $2 million), an increase in fixed assets of $2 million and an increase in other liabilities of $8 million. The impact on net earnings for each of 2003 and 2004 was not material.

Use of Estimates and Assumptions The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on management's historical experience, best knowledge of current events and conditions and activities that the Company may undertake in the future. Actual results could differ from these estimates.

Certain estimates such as those related to pension, post-retirement and post-employment benefits, goodwill and income taxes depend upon subjective or complex judgments about matters that may be uncertain and changes in those estimates could materially impact the consolidated financial statements.

Comparative information Certain prior period's information was reclassified to conform with the current period's presentation and was restated due to the implementation of Section 3110 as described above.

NOTE 2. INTEREST EXPENSE

($ millions)	2004 (12 weeks)	2003 (12 weeks)
Interest on long term debt	$ 66	$ 58
Other long term interest	(8)	(11)
Net long term interest	58	47
Net short term interest	1	(1)
Capitalized to fixed assets	(5)	(8)
Interest expense	$ 54	$ 38

Net interest paid in the first quarter was $45 million (2003 – $30 million).

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. INCOME TAXES

During the first quarter, the Company recognized a $14 million reduction to the income tax provision as a result of the successful resolution of certain previous year's income tax matters.

Net income taxes paid in the first quarter were $132 million (2003 – $139 million).

NOTE 4. SPECIAL VOLUNTARY EARLY RETIREMENT PROGRAM

In connection with the new labour arrangement for *The Real Canadian Superstore* in Ontario, the Company recognized a charge of $25 million in operating income during 2003 relating to the voluntary early retirement offers accepted by certain employees of Locals 1000A and 1977 of the United Food and Commercial Workers ("UFCW") union. Approximately $5 million of this accrual was paid by the end of 2003 and an additional $8 million was paid during the first quarter of 2004. Also during the first quarter, a net charge of $1 million was recognized in operating income, representing an adjustment to the 2003 charge net of an additional amount associated with the acceptance of a voluntary early retirement offer by certain employees of Local 175 of the UFCW union.

The remaining accrual of $13 million at the end of the first quarter is expected to be paid during the second and third quarters of 2004.

NOTE 5. GOODWILL

During the first quarter, Westfair Foods Ltd. ("Westfair"), a subsidiary of the Company, redeemed its Class A shares at a price of $350 per share for cash consideration of $8 million. Previously, the minority interest related to these Class A shares was an immaterial amount and was included in other liabilities. This transaction was accounted for as a step-by-step purchase of Westfair, which resulted in the Company recognizing $8 million of goodwill.

NOTE 6. LONG TERM DEBT

During the first quarter, the Company issued $200 million of 6.15% Medium Term Notes due 2035.

NOTE 7. COMMON SHARE CAPITAL

(in millions)	2004 (12 weeks)	2003 (12 weeks)
Actual common shares outstanding	274.7	275.3
Weighted average common shares outstanding	274.8	275.9

Normal Course Issuer Bids ("NCIB") During the first quarter, the Company purchased for cancellation 132,400 of its common shares for $8 million pursuant to its NCIB.

Subsequent to quarter end, the Company puchased for cancellation 396,600 of its common shares for $24 million pursuant to its NCIB.

NOTE 8. STOCK-BASED COMPENSATION

Stock Option Plan During the first quarter, the Company paid the share appreciation value of $10 million (2003 – $6 million), on the exercise of 349,231 (2003 – 205,362) stock options. In addition, 20,585 (2003 – 29,860) stock options were forfeited or cancelled during the first quarter.

At the end of the first quarter, a total of 5,037,210 (2003 – 6,157,761) stock options were outstanding and represented approximately 1.8% (2003 – 2.2%) of the Company's issued and outstanding common shares, which was within the Company's guideline of 5%. The Company's market price per common share at the end of the first quarter was $63.17 (2003 – $55.02).

The Company recognized income of $15 million (2003 – cost of $5 million) related to its stock option plan and a loss on the fair value impact of the equity forwards of $22 million (2003 – gain of $3 million) in operating income during the first quarter.

Corporate Profile

Loblaw Companies Limited ("Loblaw") is Canada's largest food distributor and is expanding into certain non-food categories, with operations across the country. Loblaw strives to provide superior returns to its shareholders through a combination of share price appreciation and dividends. To this end, it follows certain fundamental operating principles. It concentrates on food retailing with the objective of providing consumers with the best in one-stop shopping for everyday household needs. It maintains a significant program of reinvestment in and expansion of its existing markets. It is highly selective in acquisitions and continues to invest in products and technology. Loblaw seeks long term, stable growth, while taking prudent operating risks supported by a strong balance sheet position.

TRADEMARKS

Loblaw and its subsidiaries own a number of trademarks. Several subsidiaries are licensees of additional trademarks. These trademarks are the exclusive property of Loblaw or the licensor and where used in this report are in italics.

INVESTOR RELATIONS

Shareholders, security analysts and investment professionals should direct their requests to Mr. Geoffrey H. Wilson, Vice President, Industry and Investor Relations at the Company's Executive Office or by e-mail at investor@weston.ca.

Additional financial information has been filed electronically with various securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (SEDAR) and with the Office of the Superintendent of Financial Institutions (OSFI) as the primary regulator for the Company's subsidiary, President's Choice Bank.

Ce rapport est disponible en français.

This report is printed in Canada on recycled paper.

Loblaw Companies Limited
22 St. Clair Avenue East
Toronto, Canada
M4T 2S7
Tel: (416) 922-8500
Fax: (416) 922-7791
www.loblaw.com

LOBLAW COMPANIES LIMITED

Detail of Earnings Coverage Calculation on Interest on Long Term Debt

For the 53 weeks ended March 27, 2004

($ millions)

	Actual
CONSOLIDATED INTEREST ON LONG TERM DEBT	
Net long term interest expense	235
Consolidated interest on long term debt	235
CONSOLIDATED EARNINGS	
Operating income	1,503
Other interest income	23
Earnings before long term debt interest and taxes	1,526
Consolidated earnings for calculation	1,526
EARNINGS COVERAGE ON INTEREST ON LONG TERM DEBT	6.494